707 Cayman Holdings Ltd

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon, Hong Kong

January 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	707 Cayman Holdings Ltd
Amendment No. 2 Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-281949

Ladies and Gentlemen:

We have received your comments dated January 15, 2024 to Amendment No. 2 Registration Statement on Form F-1 and our prior response letter filed on December 20, 2024. We have restated your prompts and provided our replies below.

Correspondence Filed December 20, 2024

Consolidated Financial Statements, page F-1

1. Please note the updating requirements under Item 8.A.4 of Form 20-F.

We have updated the financial statements to include audited financial statements for the fiscal year ended September 30, 2024.

General

2. We note your response to prior comment 1. Specifically, we note that the “decision to allow the Resale Shareholders to include shares to be offered for resale was, in part, “made in consideration of needing to meet the public float requirement of $15 million, as is required to be listed on Nasdaq.” Please include a risk factor explaining that the resale offering is in part occurring to help you meet listing standards, describe such standards, and address the potential impact it may have on your listing status moving forward. State that the resale offering could introduce risks such as increased market volatility or downward pressure on your stock price. Include additional detail regarding the risks of delisting if you are unable to maintain the continued listing requirements of Nasdaq.

We have added the requested risk factor on page 24.

3. Please revise your disclosure to more accurately describe the apparent increase in the stockholders’ holdings that occurred on October 9, 2024. For example, you currently describe the shareholders as having “subscribed” for additional shares “for cash at par”; however, your response letters indicate that you effectively engaged in a stock split “to maintain a certain percentage shareholding by shareholders after an offering in reflection of a valuation analysis” and “in consideration of needing to meet the public float requirement of $15 million, as is required to be listed on Nasdaq.”

We have revised our disclosure on page 54 and Alt-6 to clarify as requested, the rationale for the offering structure and that the issuance of shares was effectively a forward split.

4. In the resale prospectus, revise to include further detail regarding the manner in which Mr. Cheung and the Resale Shareholders found each other and came to discuss the potential investment opportunity.

We have added additional disclosure regarding the nature of the relationship between Mr. Cheung and the Resale Shareholders on page Alt-6.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

707 Cayman Holdings Limited

/s/ Cheung Lui
By:	Cheung Lui
Chief Executive Officer and Executive Director

cc:	David L. Ficksman
R. Joilene Wood